UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

August 9, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Acquisition of Senior Mortgage Loan – AmeriPacific Developments – Eagle Rock, LLC

On August 9, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $3,100,000, (the “AmeriPacific Eagle Rock Senior Loan”). The borrower, AmeriPacific Developments – Eagle Rock, LLC, a California limited liability company (“AmeriPacific Eagle Rock”), used the loan proceeds to acquire 26,500 square feet of land that is currently unentitled and intends to entitle and apply for permits for seventeen homes under the Los Angeles Small Lot Ordinance, located at 4035 – 4041 Eagle Rock Blvd, Los Angeles, CA 90065 (the “AmeriPacific Eagle Rock Property”).

AmeriPacific Eagle Rock is managed by the principal of WJK Development, Grant Keene. WJK is a development company focused on Southern California. With approximately 45 projects in-progress and 20 projects completed, WJK’s track record is valued at more than $56 million.

The AmeriPacific Eagle Rock Property is composed of one parcel, which is partially improved.

On the original closing date of the AmeriPacific Eagle Rock Senior Loan, AmeriPacific Eagle Rock was capitalized with approximately $477,000 of equity capital from the borrower. The AmeriPacific Eagle Rock Senior Loan has not been fully drawn down by the Borrower. The maximum size of our obligation under the AmeriPacific Eagle Rock Senior Loan is $3,100,000, contingent upon the AmeriPacific Eagle Rock Property receiving entitlement approval; as of the original closing date, $2,700,000 was drawn.

The AmeriPacific Eagle Rock Senior Loan bears an interest rate of 9.98% per annum, with an amount equal to 9.98% per annum paid current on a monthly basis through the maturity date, February 9, 2020 (the “AmeriPacific Eagle Rock Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the AmeriPacific Eagle Rock Senior Loan amount, paid directly by AmeriPacific Eagle Rock.

AmeriPacific Eagle Rock has the ability to extend the AmeriPacific Eagle Rock Maturity Date for two, six-month periods. To exercise either extension option, all interest must be paid and AmeriPacific Eagle Rock will be required to pay an extension fee of 1.0% of the funding provided. During the first and second extension period, the interest rate will increase to 10.98% and 11.98%, respectively.

The Sponsors have provided customary bad boy carve-out guarantees.

As of its initial draw and as of the closing date the AmeriPacific Eagle Rock Senior Loan’s loan-to-purchase-price ratio, or the LTPP ratio, was approximately 87.1%. The LTPP ratio is the amount of the AmeriPacific Eagle Rock Senior Loan divided by the land purchase price. As of its closing date, the AmeriPacific Eagle Rock Senior Loan’s as-is loan-to-value ratio, or the LTV ratio, was approximately 87.1%. The LTV ratio is the amount of the AmeriPacific Eagle Rock Senior Loan divided by the July 2018, third-party appraised value of the AmeriPacific Eagle Rock Property. There can be no assurance that such value is correct.

The AmeriPacific Eagle Rock Property is between the Eagle Rock and Highland Park submarkets of Los Angeles, CA. The neighborhood is approximately eight miles to the northeast of Downtown Los Angeles and benefits from two major thoroughfares of desirable retail and restaurants (Eagle Rock Blvd & York Blvd), as well as proximity to Occidental College, a liberal arts college.

As the AmeriPacific Eagle Rock Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative, reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated August 10, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT
TRUST, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: August 15, 2018